CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

November 8, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Attn:	Eric McPhee Wilson Lee Ronald (Ron) E. Alper Pam Howell

Re:	Murano Global Investments Ltd Amendment No. 1 to Registration Statement on Form F-4 Filed October 10, 2023 File No. 333-273849

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated October 26, 2023, to Mr. Elías Sacal Cababié, Chief Executive Officer of Murano Global Investments Limited (the “Company”) regarding the Registration Statement and Proxy Statement on Form F-4 filed on October 10, 2023 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.
Cover Page
1.	We partially reissue prior comment 2. Please provide the information required by Item 2(1) and (2) of Form F-4 on the inside front cover page.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the inside cover page of the Amended Registration Statement.
2.	Please reconcile the amount of ordinary shares, warrants and ordinary shares underlying the warrants disclosed on the cover page with the amount reflected in the exhibit table in Exhibit 107.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the inside cover page of the Amended Registration Statement.

November 8, 2023

Questions and Answers About the Business Combination and the Extraordinary Meeting, page 11
3.
We note your response to prior comment 8; however, we do not see disclosure in the table regarding dilution to the HCM public shareholders. Please add disclosure showing how the shares owned by HCM public shareholders may be diluted.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 16-17 of the Amended Registration Statement.
4.
We reissue prior comment 12. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 16-17 and 36-37 of the Amended Registration Statement.
5.
Please revise the table on page 1 reflecting the effective fees payable to the underwriter on a percentage basis based on the level of redemptions to reflect 75% and 90% redemptions. Similarly revise the disclosure regarding the impact of redemptions on underwriting fees as a percentage of the HCM stock price to reflect 75% and 90% redemptions.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 15, 83, and 159 of the Amended Registration Statement.
6.
We reissue prior comment 5. Please disclose on page 15 when discussing the equity stake current HCM Holders and Murano Shareholders will have in PubCo after the Closing and elsewhere in the prospectus where similar disclosure is provided the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 16-17 and 37 of the Amended Registration Statement.
7.
We partially reissue prior comment 6. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please also disclose the value of the common stock underlying the private warrants held by Cantor Fitzgerald.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 19-20, 34-35, 111-112, and 156 of the Amended Registration Statement.
Material US Federal Income Tax Considerations, page 129
8.
We partially reissue prior comment 18. We note your response that you clearly disclose this will be a taxable event. However, we note that you continue to state that you intend for the transactions to qualify as a transaction described in Section 351(a) and thus not a taxable transaction. We also note continued disclosure that you intend for the transaction to qualify as a “reorganization” under Section 368 but that this is highly uncertain. Lastly, you do not reach the conclusion that this will be a taxable event for shareholders. Instead, you state that “it may be prudent for a US holder that does not have in effect a valid QEF election ... to assume that the Business Combination is treated as a taxable transaction.” Please revise to clearly disclose the material tax consequences of the transaction and to the extent you continue to disclose that the transaction may be tax free, attribute the tax opinion to named counsel and file the tax opinion as an exhibit. Please also remove any statement that assumes the material tax consequences at issue (e.g., “The remainder of this discussion is based upon the position that the Merger qualifies as a transaction described in Section 351(a) of the Code”). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 22, 90, and 132-133 of the Amended Registration Statement. In addition, the Company has filed an opinion of Clifford Chance US LLP as Exhibit 8.1 to the Amended Registration Statement.

November 8, 2023
Proposal No. 1: The Business Combination Proposal Background of the Business Combination, page 140
9.
We reissue prior comment 23. Please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations.

The Company respectfully acknowledges the Staff’s comments and the Company has revised the disclosure on pages 144-145 and 147-148 of the Amended Registration Statement to provide detail regarding the negotiations concerning the forfeiture of 1,250,000 Founder Shares and all of HCM’s Private Placement Warrants and the disclosures on page 145 of the Amended Registration Statement to make clear that HCM consulted with its tax advisor to ensure that the change to structure requested by the Company would not negatively impact HCM’s shareholders.  Otherwise, the Company respectfully submits that the description accurately reflects the material discussions regarding the material terms of the transaction structure and consideration during the course of negotiations.  As noted in the section entitled “Background of the Business Combination,” the parties discussed an initial equity value of $650 million for Murano, with the exclusive consideration in the transaction being newly issued shares of PubCo.  Such structure and valuation was expressly subject to due diligence, which occurred over the course of the next several months, as detailed in the “Background of the Business Combination”.  The ongoing due diligence process was used to confirm the equity value for the Company (as described in the “Background of the Business Combination”, as is the duration of such due diligence process related to obtaining appropriate financial statements), which was eventually determined to be $690.9 million (as reflected on page 210 of the Amended Registration Statement).  Furthermore, the “Background of the Business Combination” makes clear that the Business Combination Agreement was drafted to provide HCM ongoing access to due diligence to continue to monitor the agreed upon equity value for the Company.  Also as detailed in the “Background of the Business Combination,” the Company and its owners sought certain flexibility to implement certain internal restructuring transactions for reasons of tax optimization.  As noted in the “Background of the Business Combination,” HCM negotiated a right to approve all such steps the Company might propose to take in connection with such internal restructuring.
HCM’s Board of Directors’ Recommendation of and Reasons for the Business Combination, page 146
10.
We reissue prior comment 26. Please discuss what consideration, if any, the board gave in the August 1, 2023 reaffirmation of the recommendation of approval of the business combination to the significant redemptions that occurred in the April 2023 extension.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 147-148 of the Amended Registration Statement.  The Company also notes that it had previously included similar disclosure in the section entitled “The HCM Board of Directors’ Recommendation of and reasons for the Business Combination”.
Summary of HCM Financial Analysis Materials of HCM’s Financial Advisor, page 149
11.
We note your response to prior comment 27. Please clarify whether and how the board considered the unaudited prospective financial information of Murano in considering the transaction or the fairness determination. To the extent the board did not consider such information in considering the transaction or the fairness determination, please clarify how the financial information was used, whether this financial information was specifically requested and how this information relates to the consideration. Similarly, discuss how such financial information was used by HCM’s Financial Advisor. We note the removal of the disclosure that CCM reviewed the financial projections.

The Company respectfully submits that certain unaudited prospective financial information was requested as part of HCM’s ordinary course diligence process and was reviewed by HCM and its advisors in concert with its due diligence regarding new hotels in the relevant geographic markets but was not otherwise given considerable weight by HCM management or its board in its consideration of the transaction, each of which focused more on the value of the Company’s assets and their potential value following completion of construction by reference to multiples of value attributed to hotel room key-counts in comparable markets.

November 8, 2023
12.
We note your response to prior comment 30 that the CCM Materials were an investor presentation drafted on a collaborative basis amongst the Murano, HCM and each of their respective professional advisors. Please reconcile with the disclosure in this section which indicates the CCM Materials were presented to HCM’s board and that such information was obtained from Murano and approved for use by HCMs board or from third party sources. To the extent this was information presented to HCM’s board, please provide your analysis as to whether the CCM Materials is a “report…materially relating to the transaction ... from an outside party.” If so, please provide the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit. Refer to Item 4(b) of Form F-4.

The Company acknowledges the Staff’s comment. Respectfully, the Company does not believe that CCM provided a report, opinion or appraisal within the meaning of Item 1015(b) of Regulation M-A, but rather that CCM provided customary assistance to HCM’s management in conducting its own financial analysis, which is summarized beginning on page 152 of the Amended Registration Statement.  The Company specifically notes that CCM was not retained to render a fairness opinion, and did not render a fairness opinion, in connection with the transaction.  The Company has included descriptions of the presentations made to the HCM board by CCM during the deliberations as part of the HCM board’s record of compliance with its fiduciary duties and not because the HCM board believes that it has received reports, opinions or appraisals relating to these subjects within the meaning of Item 1015 of the Regulation M-A or Item 9 of Form F-4.  Indeed, under CCM’s engagement letter, HCM is expressly responsible for information provided to CCM, which includes the contents of the CCM Materials.
13.
We reissue prior comment 31. We note that CCM was retained as a financial advisor to HCM. Please clearly describe the role of CCM in the de-SPAC transaction, and the level of diligence the financial advisor performed in connection with the transaction.

The Company respectfully submits that the description provided in the section entitled “Background of the Business Combination – Summary of HCM Financial Analysis – Materials of HCM’s Financial Advisor” accurately reflects CCM’s role in the business combination transaction, which was to assist with financial due diligence and provide related financial advice.
Interests of Certain HCM Persons in the Business Combination, page 152
14.
We reissue prior comment 32. Please revise your disclosure to explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretations 166.01 for guidance.

In response to the Staff’s comments, and while no privately negotiated transaction are currently contemplated, the Company has revised its disclosures on pages 18 and 157 of the Amended Registration Statement to appropriately reflect the terms in reliance on Tender Offer Compliance and Disclosure Interpretation 166.01.
Business of Murano and Certain Information About Murano, page 160
15.
We reissue prior comment 35. Please provide the disclosure required by Item 4.D. of Form 20-F regarding your properties, as required by Item 14(b) of Form F-4. When discussing the current development projects please disclose the current status of each project development, the estimated costs of each development, and the impact upon the estimated timing to the extent financing is not obtained.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 164-165 of the Amended Registration Statement.
Description of Material Agreements, page 177
16.
Please disclose how the incentive fee, payable monthly, in an amount determined on the basis of aggregate annual adjusted profit margin and adjusted profit for each fiscal year is determined, either as a percentage or a formula for the Hyatt Hotel Management Agreement.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 183 of the Amended Registration Statement.
Management of Murano, page 185
17.
We reissue prior comment 41. We note that Julio Ortega Molina and David Rudge have signed the registration statement as directors but that no information has been provided in this section. Please clearly disclose the directors of Murano and disclose any compensation paid to such directors. See Item 6.A and B of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 188 of the Amended Registration Statement.

November 8, 2023
Debt, page 201
18.	We partially reissue prior comment 36. For debt with variable interest rates, please clearly disclose the interest rate as of a recent date.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 204 of the Amended Registration Statement.
Certain Murano Relationships and Related Transactions, page 203
19.	Please disclose the payments made under the Inmobiliaria Insurgentes lease agreement.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 207 of the Amended Registration Statement.
3. Summary of Significant Accounting Policies (a) Basis of combination, page F-10
20.
We have considered your response to prior comment 49. Please tell us how you determined it is appropriate for a group of entities to be an accounting acquirer. Reference is made to paragraph 6 and 7 of IFRS 3, which appears to indicate the need to identify one of the combining entities as the accounting acquirer. As a part of your response, please outline the facts and circumstances you considered and your basis within IFRS that supports your conclusion.

In response to the Staff’s comment, we highlight two separate events described in the Amended Registration Statement: (1) the internal reorganization of the entities under common control forming the Murano Group in which Murano PV, S.A. de C.V. will emerge as the holding company that consolidates all such entities referred to under the subheading entitled “The Business Combination” on page 28 of the Amended Registration Statement (the “Reorganization”) and (2) the proposed business combination with the SPAC. Our statement about the Murano Group being the accounting acquirer included in our response to prior comment 49 was in reference to the business combination with the SPAC. We acknowledge that this statement may not have been relevant or helpful in responding to the question as to why the audited combined financial statements of Murano Group are appropriate as opposed to audited consolidated financial statements of Murano PV, S.A. de C.V.  As a result of the reorganization, Murano PV, S.A. de C.V. will obtain control of the Murano Group entities, all the assets and liabilities of the other entities within the Murano Group will be contributed to Murano PV, S.A. de C.V. Accordingly, starting from the period in which the Reorganization occurs, the predecessor’s financial statements will be the consolidated financial statements of Murano PV, S.A. de C.V.  It is important to note that the assets and liabilities of such consolidated financial statements will not be stepped up to fair value given that IFRS 3.2c scopes out transactions between entities under common control. For periods prior to the Reorganization, the predecessor’s financial statements are the combined financial statements of the Murano Group as Murano PV, S.A. de C.V. does not yet exercise control over the Murano Group entities. The Murano Group’s combined financial statements are prepared under the common control approach at carry over values and properly reflect a neutral and complete presentation of the business.
21.
Further to our above comment, please provide us with a detailed analysis and your basis for why its sufficient to just provide the audited combined financial statements of Murano Group. As a part of your response, please clarify your consideration to also provide the stand alone audited consolidated financial statements of the accounting acquirer determined above as predecessor pursuant to the guidance outlined within Article 8 of Regulation S-X pursuant to Item 17 of Form F-4.

Further to our response to the preceding comment, we do not believe it would be meaningful to present separate audited consolidated financial statements of Murano PV, S.A. de C.V. as those of the predecessor in the Amended Registration Statement given that the Reorganization has not yet occurred and since such separate financial statements would not reflect the assets, liabilities and results of operations of the business that will enter into the business combination with the SPAC. Instead, for financial statement periods prior to the Reorganization, we believe the appropriate presentation of the predecessor’s financial information is on a combined basis as this reflects business that will continue after the business combination. As indicated in the Accounting Treatment section of the Amended Registration Statement, Murano Group is the accounting acquirer in an asset acquisition accounted for under IFRS 2 Share-based Payments. Additionally, we advise the Staff that in determining the appropriate financial statements to include in the Amended Registration Statement, we have considered the requirements of Item 14 with respect to the presentation of financial statements for the accounting acquirer and predecessor.

November 8, 2023
Signatures, page II-5
22.	We note your response to prior comment 54. Please revise to include the signature of the principal accounting officer or controller. See Instruction 1 to Signatures on Form F-4.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page II-5 of the Amended Registration Statement.
Exhibits
23.	We note your response to prior comment 53. Please also confirm that you will file as exhibits long-term management agreements for any properties.
The Company respectfully acknowledges the Staff’s comment and confirms that it will file as exhibits long-term management agreements for any properties, and has revised the disclosure on page II-2 of the Amended Registration Statement.
24.	We partially reissue prior comment 52. Please file a tax opinion as an exhibit.
The Company respectfully acknowledges the Staff’s comment and the Company included an opinion of Clifford Chance US LLP as Exhibit 8.1 to the Amended Registration Statement.
General
25.	We note your response to prior comment 58 and we reissue it in part. Please disclose how you calculated the value of Murano.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 143-144 and 210 of the Amended Registration Statement to clarify that the equity value of the Murano business is based on the purchase price and development costs of the properties based on the books and records of the Company and such valuation was compared for valuation purposes to other selected transactions based on the ratio of value to proposed number of hotel rooms/keys.
26.
We note your response to prior comment 60. Please confirm that none of the remaining images, such as those on pages 168, 169 and 173, are artistic renderings. Also, please revise to clearly identify the subject of the pictures that remain.

The Company respectfully acknowledges the Staff’s comment and confirms that none of the remaining images are artistic renderings. The Company has revised the disclosure on page 173 of the Amended Registration Statement.
We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Hugo Triaca, Esq. of Clifford Chance at 1 212 878 3222 or Kevin E. Manz, Esq. of King & Spalding LLP at (212) 556-2133 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Hugo Triaca

Hugo Triaca
Partner